Exhibit 99.1

Notice of No Auditor review of condensed interim consolidated financial statements

The Management of the Company is responsible for the preparation of the accompanying unaudited condensed interim consolidated financial statements. The unaudited condensed interim consolidated financial statements have been prepared using accounting policies in compliance with International Financial Reporting Standards (“IFRS”) for the preparation of consolidated interim financial statements and are in accordance with International Accounting Standards (“IAS”) 34 – Interim Financial Reporting.

The Company’s independent auditor has not performed a review of these unaudited condensed interim consolidated financial statements in accordance with the standards established by the Chartered Professional Accountants of Canada for a review of interim financial statements by an entity’s auditor.

Siyata Mobile Inc.

Unaudited Condensed Interim Consolidated Statements of Financial Position

(Expressed in US dollars)

	USD	USD
	March 31, 2024	December 31, 2023
Assets
Current
Cash	585,559	898,771
Trade And Other Receivables (Note 3)	1,501,183	1,181,257
Prepaid Expenses	169,366	29,673
Inventory (Note 4)	2,644,722	3,544,519
Advance To Suppliers	813,332	1,048,227
	5,714,162	6,702,447
Long Term Receivable	144,942	147,100
Right Of Use Assets	551,758	630,793
Equipment	165,541	175,335
Intangible Assets	7,731,652	7,856,730
Total Assets	14,308,055	15,512,405

Liabilities And Shareholders’ Equity
Current
Bank Loan (Note 5)	476,777	89,298
Sale of future receipts (Note 6)	2,182,918	1,467,899
Accounts Payable And Accrued Liabilities	3,916,100	3,449,103
Deferred Revenue	2,025	2,025
Short Term Lease Liability	228,381	254,668
Warrant Liability (Note 7)	133,849	156,433
	6,940,050	5,419,426
Long Term Lease Liability	340,561	385,639
	340,561	385,639
Total Liabilities	7,280,611	5,805,065
Shareholders’ Equity
Share Capital (Note 8)	85,714,727	85,714,727
Reserves	14,761,324	14,644,200
Accumulated Other Comprehensive Loss	98,870	98,870
Deficit	(93,547,477)	(90,750,457)
	7,027,444	9,707,340
Total Liabilities And Shareholders’ Equity	14,308,055	15,512,405

Nature of operations and going concern (Note 1)
Subsequent events (Note 16)

Approved on May 15, 2024 on behalf of the Board:

“Lourdes Felix”	“Marc Seelenfreund”
Lourdes Felix - Director	Marc Seelenfreund - Director

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

Siyata Mobile Inc.

Unaudited Condensed Interim Consolidated Statements of Loss and Comprehensive Loss

(Expressed in US dollars)

For the three months ended March 31

	March 31, 2024	March 31, 2023
Revenue	$2,357,879	$1,802,637
Cost Of Sales Note 9)	(1,494,462)	(1,306,120)
Gross Profit	863,417	496,517
	36.6%	27.5%
Expenses
Amortization And Depreciation	404,658	401,640
Development Expenses	35,000	53,985
Selling And Marketing (Note 10)	1,298,018	1,003,365
General And Administrative (Note 11)	1,038,552	1,392,430
Bad Debts (Recovered)	18,858	-
Share-Based Payments (Note 8)	117,124	310,828
Total Operating Expenses	2,912,210	3,162,248

Net Operating Loss	(2,048,793)	(2,665,731)

Other Expenses
Finance Expense	779,756	34,098
Foreign Exchange	(8,945)	163
Change In Fair Value of Warrant Liability (Note 7)	(22,584)	2,178,007
Total Other Expenses	748,227	2,212,268
Net Loss for the Period	$(2,797,020)	$(4,877,999)

Comprehensive Loss for the Period	$(2,797,020)	$(4,877,999)

Weighted average shares	570,462	84,432
Basic and diluted loss per share	$(4.90)	$(57.77)

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

Siyata Mobile Inc.

Unaudited Condensed Interim Consolidated Statement of Changes in Shareholders’ Equity

(Expressed in US dollars)

For the three months ending March 31, 2024 and March 31, 2023

	Share capital - Number of Share	Share Capital Amount	Reserves	Accumulated other comprehensive income (loss)	Deficit	Total shareholders’ equity
Balance, December 31, 2022	$63,878	$73,312,866	$13,647,39	$$98,870	$(77,818,663	$9,240,472
Warrants exercised	25,776	3,608,571	-	-	-	3,608,571
Warrants transferred from warrant liability	-	-	3,975,046	-	-	3,975,046
Share based payments	-	-	310,828	-	-	310,828
Net loss	-	-		-	(4,877,999)	(4,877,999)
Balance, March 31, 2023	89,654	76,921,437	17,933,273	98,870	(82,696,662)	12,256,918

Balance, December 31, 2023	$570,462	$85,714,727	$14,644,20	$98,870	$(90,750,457	$9,707,340
Warrants exercised	-	-	-	-	-	-
Warrants transferred from warrant liability	-	-	-	-	-	-
Share based payments	-	-	117,124	-		117,124
Net loss	-	-	-	-	(2,797,020)	(2,797,020)
Balance, March 31, 2024	$570,462	$85,714,727	$14,761,324	$98,870	$(93,547,477)	$7,027,444

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

Siyata Mobile Inc.

Unaudited Condensed Interim Consolidated Statements of Cash Flows

(Expressed in US dollars)

For the three months ended March 31

	March 31, 2024	March 31, 202
Operating activities
Net loss for the period	(2,797,020)	(4,877,999)
Adjustments
Amortization and depreciation	404,658	401,640
Bad debt expense	18,858	-
Interest income	8,000
Fair value changes on derivatives (Note 7)	(22,584)	2,178,007
Foreign exchange	10,318	11,666
Share based payments 9Note 8)	117,124	310,828

Net Change in non-cash working capital	1,123,212	(1,136,712)
Net cash used in operating activities	(1,137,434)	(3,112,570)

Investing activities
Intangible asset additions	(198,911)	(817,849)
Equipment additions	-	(2,498)
Net cash used in investing activities	(198,911)	(820,347)

Financing activities
Lease payments	(79,365)	(100,702)
Bank loan (Note 5)	387,479	-
Transaction costs	-	(309,000)
Exercise of warrants	-	3,608,571
Sale of future receipts (Note 6)	715,019	-
Net cash from financing activities	1,023,133	3,198,869

Effect of foreign exchange on cash	-	-
Change in cash for the period	(313,212)	(734,048)
Cash, beginning of the period	898,771	1,913,742

Cash, end of period	585,559	1,179,694

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

Siyata Mobile Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

(Expressed in US dollars)

As at March 31, 2024 and December 31, 2023 and for the three months ended March 31, 2024 and 2023

1.	NATURE OF OPERATIONS AND GOING CONCERN

Siyata Mobile Inc. (“Siyata” or the “Company”) was incorporated under the Business Corporations Act, British Columbia on October 15, 1986. The Company’s shares are listed on NASDAQ under the symbol SYTA and warrants issued on September 29, 2020, are traded under the symbol SYTAW. The Company’s principal activity is the sale of vehicle-mounted, cellular-based communications platforms over advanced mobile networks and cellular booster systems. The registered and records office is located at 7404 King George Boulevard, Suite 200, Surrey, British Columbia V3W-1N6.

These unaudited condensed interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) IAS 34 Interim Financial Reporting, with the assumption that the Company will be able to realize its assets and discharge its liabilities in the normal course of business rather than a process of forced liquidation. These unaudited condensed interim consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

The Company incurred a net loss of $2,797,020 during the three month period ended March 31, 2024 (three month period ended March 31, 2023- net loss of $4,877,999), and, as of that date, the Company’s total deficit was $93,547,477 (December 31, 2023 - $90,750,457). The Company’s continuation as a going concern is dependent upon the success of the Company’s sale of inventory, the existing cash flows, and the ability of the Company to obtain additional debt or equity financing, all of which are uncertain. These material uncertainties raise substantial doubt on the Company’s ability to continue as a going concern.

War in Israel

On October 7, 2023 a war broke out in Israel and many reservists were called up to the Israeli army.

Several of our employees are or may be subject to military service in the IDF and have been and may be called to serve. It is possible that there will be further military reserve duty call-ups in the future, which may affect our business due to a shortage of skilled labor and loss of institutional knowledge, and necessary mitigation measures we may take to respond to a decrease in labor availability, such as overtime and third-party outsourcing, for example, which may have unintended negative effects and adversely impact our results of operations, liquidity or cash flows.

There have been travel advisories imposed as related to travel to Israel, and restriction on travel, or delays and disruptions as related to imports and exports may be imposed in the future. Additionally, members of our management and employees are located and reside in Israel. Shelter-in-place and work-from-home measures, government-imposed restrictions on movement and travel and other precautions taken to address the ongoing conflict may temporarily disrupt our management and employees’ ability to effectively perform their daily tasks.

The conflict situation in Israel could cause disruptions in our supply chain and international trade, including the import of inputs and the export of our products, The conflict situation in Israel could also result in parties with whom we have agreements involving performance in Israel claiming that they are not obligated to perform their commitments under those agreements pursuant to force majeure provisions in such agreements.

It is currently not possible to predict the duration or severity of the ongoing conflict in the Middle East or its effects on our business, operations and financial conditions. The ongoing conflict is rapidly evolving and developing, and could disrupt our business and operations, interrupt our sources and availability of supply and hamper our ability to raise additional funds or sell our securities, among others.

Siyata Mobile Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

(Expressed in US dollars)

As at March 31, 2024 and December 31, 2023 and for the three months ended March 31, 2024 and 2023

2.	BASIS OF PREPARATION

Statement of compliance

These unaudited condensed interim consolidated financial statements, including comparatives, have been prepared in accordance with both International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and Interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”) as well as by International Accounting Standards (IAS) 34 Interim Financial Reporting. Omitted from these financial statements are certain information and note disclosures normally included in the annual financial statements. These financial statements and notes presented should be read in conjunction with the annual financial statements for the year ended December 31, 2023.

The accounting methods and principles of computation adopted in these financial statements are the same as those in annual consolidated financial statements for the year ended December 31, 2023.

The preparation of these unaudited condensed interim consolidated financial statements requires management to make estimates, judgments and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. The significant judgements made by management when applying the Company’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the Company’s December 31, 2023 annual consolidated financial statements.

Basis of consolidation and presentation

These unaudited condensed interim consolidated financial statements of the Company have been prepared on a historical cost basis, except for financial instruments classified as financial instruments at fair value through profit and loss, which are stated at their fair value. In addition, the condensed interim consolidated financial statements have been prepared using the accrual basis of accounting, except for the statement of cash flows.

These unaudited condensed interim consolidated financial statements incorporate the financial statements of the Company and its wholly controlled subsidiaries. Control exists when the Company has the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefits from its activities. These condensed interim consolidated financial statements include the accounts of the Company and its direct wholly-owned subsidiaries. All intercompany transactions and balances have been eliminated.

The unaudited condensed interim consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries:

Name of Subsidiary	Place of Incorporation	Ownership
Queensgate Resources Corp.	British Columbia, Canada	100%
Queensgate Resources US Corp.	Nevada, USA	100%
Siyata Mobile (Canada) Inc.	British Columbia, Canada	100%
Siyata Mobile Israel Ltd.	Israel	100%
Signifi Mobile Inc.	Quebec, Canada	100%
ClearRF Nevada Ltd.	Nevada, USA	100%
Siyata PTT Incorporated	Cayman Islands	100%

Siyata Mobile Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

(Expressed in US dollars)

As at March 31, 2024 and December 31, 2023 and for the three months ended March 31, 2024 and 2023

3.	TRADE AND OTHER RECEIVABLES

	March 31, 2024	December 31, 2023
Trade receivables	2,261,882	879,509
Allowance for doubtful accounts	(1,108,539)	-
Taxes receivable	347,840	301,748
Total	$1,501,183	$1,181,257

4.	INVENTORY

	March 31, 2024	December 31, 2023
Finished products	$3,834,150	$4,624,471
Impairment of finished products	(1,557,318)	(1,434,827)
Accessories and spare parts	367,881	829,860
Impairment of accessories and spare parts	-	(474,985)
Total	$2,644,722	$3,544,519

5.	BANK LOAN

a)	Signifi Mobile Inc. (“Signifi”) had a factoring agreement on its trade receivables effective April 2023, whereby invoices are fully assigned to a funding entity in return for 80%-85% of the total sale to be paid to Signifi by the funding entity in advance. The remaining 15-20% is paid to Signifi when the funding entity receives payment from the customer. Signifi incurs a financing charge of 1.8% for the first 30 days, then 0.5% every 10 days thereafter. This loan is collateralized by the North American receivables, inventory and equipment.

The 80-85% received upfront remained as a liability from “Signifi” to the funding entity until final settlement, however, all such balances are fully insured with a credit insurance entity in case of non-payment. As Signifi has both the legally enforceable right and the intention to settle the receivable and liability on a net basis in accordance with IAS 32, Financial Instruments, trade receivables are presented at the gross amount of the receivable and the underlying liability for amounts advanced are recorded separately as a bank loan. As at March 31 ,2024, the total amount expended by the funding entity was $476,777 (December 31, 2023- $89,298).

Siyata Mobile Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

(Expressed in US dollars)

As at March 31, 2024 and December 31, 2023 and for the three months ended March 31, 2024 and 2023

5.	BANK LOAN (Cont’d)

b)	On January 29, 2024, the Company entered into a securities purchase agreement (the “January Purchase Agreement”) with an institutional investor, pursuant to which the Company issued an unsecured promissory note in the principal amount of $230,750, with a stated maturity date of November 15, 2024. The gross proceeds to the Company from the exercise totaled approximately $195,000, prior to deducting legal and diligence expenses and agent fees/expenses. The Note’s interest and outstanding principal shall be paid in ten consecutive monthly payments, each in the amount of $25,844.00 (a total payback of $258,440.00) commencing on February 15, 2024. In the event the Company fails to pay any amount when due, the interest rate will increase to 22%. Upon the occurrence and during the continuation of any event of default, the Note will become immediately due and payable and the Company is required to pay an amount equal to 150% times the sum of (a) the then outstanding principal amount of the Note, plus (b) any accrued and unpaid interest on the unpaid principal amount of this Note, plus (c) default interest, if any, plus (d) any other amounts owed pursuant to the Note. Following any Event of Default, the Investor may convert any amount due under the Note into shares of the Company’s common shares at a conversion price equal to 75% multiplied by the lowest trading price for the Company’s common shares during the ten trading days prior to the conversion date (representing a discount rate of 25% to market); provided, however, that Investor may not convert any portion of the Note that would cause it, together with its affiliates, to beneficially own in excess of 4.99% of the Company’s common shares. The conversion price and number of shares of the Company’s common shares issuable upon conversion of the Note (if at all) will be subject to adjustment from time to time in the event of any combinations, recapitalization, reclassifications, or similar event. As at March 31, 2024 the loan balance payable was $167,341.

(c)	Subsequent to the period end, the Company entered into a securities purchase agreement with an institutional investor (as more fully described in the subsequent events Note ___). Pursuant to this agreement, the Company issued an unsecured promissory note in the principal amount of $150,150, with a stated maturity date of February 28, 2025. The Note’s interest and outstanding principal shall be paid in ten consecutive monthly payments commencing on May 15, 2024, each in the amount of $ $16,816.80 (a total payback of combined principal and interest in the amount of $168,169.00).

Bank Loan	Factoring loan	Jan 29, 2024 Loan	Total
Opening Balance January 1,2023	-	-	-
Change in factoring for the period	89,298	-	89,298
Loan repayments	-	-	-
Closing Balance December 31, 2023	89,298	-	89,298

Opening Balance January 1,2024	89,298	-	89,298
Change in factoring for the period	220,138	-	220,138
New loan advances	-	200,000	200,000
Loan repayments	-	(51,688)	(51,688)
Interest included in repayments	-	19,029	19,029
Closing Balance March 31, 2024	309,436	167,341	476,777

Siyata Mobile Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

(Expressed in US dollars)

As at March 31, 2024 and December 31, 2023 and for the three months ended March 31, 2024 and 2023

6.	SALES OF FUTURE RECEIPTS

(a)	On October 11, 2023 the Company entered into an agreement for the Sale of Future Receipts in the amount of $1,152,000. The Company received $760,000 which represents a payment of $800,000 net of a transaction fee of $40,000. This sale of future receipts was payable in equal weekly payments of $41,142.86 for28 weeks accruing interest at 3.1% per week. The weekly payment amount is intended to represent 15% of the Company’s future sales. The company made 8 payments of $41,142.86 each for a total of $329,142 between October 17, 2023 and December 5, 2023 inclusive. On December 6, 2023 the Company reached an agreement with the purchaser, converting the remaining balance of $822,858 into a new agreement. The Company recorded $392,000 of interest and transaction fees in respect of this agreement.

(b)	On December 6, 2023, the Company entered into a new agreement for the Sale of Future Receipts with the same purchaser in the amount of $2,268,000. The Company received $677,142 which represents a payment of $752,142 net of $75,000 of transaction fees. The remaining $822,858 balance of the original agreement and the $752,142 payment from the new agreement total a principal amount of $1,575,000. The new balance of $1,575,000 is repayable in weekly repayments of $81,000 per week for 28 weeks, accruing interest at the rate of 3.1% per week, for a total repayment of $2,268,000. The weekly payment amount is intended to represent 15% of the Company’s future sales. The Company made payments totaling $203,143 in respect of this agreement for the year ended December 31, 2023, comprising principal payments of $64,001 and interest of $139,142. The balances under this agreement as of December 31, 2023 were outstanding principal of $1,435,999 and accrued interest of $31,900.

During the three-month period ended March 31, 2024, the Company made payments totaling $586,000 comprising principal payments of $100,381 and interest of $485,619.

This sale of future receipts was repaid on March 26, 2024 as part of the new sale of future receipts agreement mentioned in (d) below. On the rollover to the new sale of future receipts, the Company recognized $111,539 of additional interest expense on this sale.

This advance is collateralized by 15% of all future revenues of the Company until the advances are repaid in full. The Company agrees to grant a security interest in all of its present and future accounts receivable in an amount, not to exceed 15%.

(c)	On January 31, 2024, the Company entered into a new agreement for the Sale of Future Receipts in the amount of $489,331. The Company received $323,632 which represents a payment of $339,813 net of $16,181 of transaction fees. This sale of future receipts is repayable in weekly repayments of $17,476 per week for 28 weeks, accruing interest at the rate of 3.1% per week, for a total repayment of $489,331. The weekly payment amount is intended to represent 15% of the Company’s future sales. The Company made payments totaling $139,809 in respect of this agreement for the three months ended March 31, 2024, comprising principal payments of $54,687 and interest of $85,122. The principal balances outstanding at March 31, 2024 is $268,944.

This advance is collateralized by 15% of all future revenues of the Company until the advances are repaid in full. The Company agrees to grant a security interest in all of its present and future accounts receivable in an amount, not to exceed 15%.

(d)	On March 26, 2024, Company entered into a new agreement for the Sale of Future Receipts with the same purchaser in the amount of $2,920,000. The Company received $401,143 which represents a payment of $521,143 net of $120,000 of transaction fees. The remaining $1,478,857 balance of the original agreement and the $521,143 payment from the new agreement total a principal amount of $2,000,000. The new balance of $1,880,000 (net of the transaction fee) is repayable in weekly repayments of $100,000 per week for 29 weeks plus another $20,000 the ls tweel, which accrues interest at the rate of 3.2% per week, for a total repayment of $2,920,000. The weekly payment amount is intended to represent 15% of the Company’s future sales. The balances under this agreement as of March 31, 2024 is outstanding principal of $1,880,000 and accrued interest of $33,972.

Siyata Mobile Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

(Expressed in US dollars)

As at March 31, 2024 and December 31, 2023 and for the three months ended March 31, 2024 and 2023

6.	SALES OF FUTURE RECEIPTS (Cont’d)

Sale of Future Receipts Payable	11-Oct-23	6-Dec-23	31-Jan-24	26-Mar-24	Total

Opening Balance January 1,2023	-	-	-	-	-
Proceeds from the sate of future receipts	760,000	677,142	-	-	1,437,142
Principal repayments	(329,142)	(203,143)	-	-	(532,285)
Interest capitalized for early repayment	392,000	-	-	-	392,000
Interest expense for the period	-	139,142	-	-	139,142
Rollover to new loan	(822,858)	822,858	-	-	-
Interest accrued at period end	-	31,900	-	-	31,900
Balance December 31, 2023	-	1,467,899	-	-	1,467,899

Proceeds from the sale of future receipts	-	-	323,631	401,143	724,774
principal repayments	-	(586,000)	(139,809)	-	(725,809)
Interest capitalized for early repayment	-	111,339	-	-	111,339
Interest expense for the period	-	485,619	85,122	-	570,741
Rollover to new loan	-	(1,478,857)		1,478,857	-
Interest accrued at period end	-	-	-	33,974	33,974
Balance March 31,2024	-	-	268,944	1,913,974	2,182,918

Siyata Mobile Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

(Expressed in US dollars)

As at March 31, 2024 and December 31, 2023 and for the three months ended March 31, 2024 and 2023

7.	WARRANT LIABILITY

The balance of the warrant liability is as follows:

	Issued	Issued	Issued	Issued	Issued
	November 3, 2021	January 11, 2022	October 12, 2022	January 19, 2023	October 31, 2023	Total
Balance December 31, 2022	197,733	501,330	2,035,741	-	-	2,734,804
Warrants issued	-	-	-	-	339,200	339,200
Change in fair value	(197,733)	(498,172)	(1,470,795)	3,410,100	273,989	1,517,389
Transaction Costs	-	-	-	-	(307,600)	(307,600)
Exercise of warrants		-			(152,314)	(152,314)
Transfer to equity	-	-	(564,946)	(3,410,100)	-	(3,975,046)
Balance December 31, 2023	-	3,158	-	-	153,275	156,433
Change in fair value	-	-	-	-	(22,584)	(22,584)
Balance March 31, 2024	-	3,158	-	-	130,691	133,849

October 31, 2023 Warrants and Pre-funded Warrants

The Company closed an equity offering on October 31, 2023. at a price of $4.55 ($0.65 before the 1-7 reverse stock split) on 267,143 common shares (1,870,000 before the 1-7 reverse stock split) for gross proceeds of $1,215,500 and for a purchase price of $4.48 per warrant ($0.64 before the 1-7 reverse stock split) on 75,714 pre-funded warrants to purchase common shares (530,000 before the 1-7 reverse stock split) for gross proceeds of $339,200. Total offering gross proceeds received of $1,554,700 prior to share issuance costs.

The 75,714 pre-funded warrants is exercisable into one common share at an exercise price of $0.07 ($0.01 before the 1-7 reverse stock split). These prefunded warrants also contain a cashless exercise option. Cashless Exercise. If at the time of exercise hereof, there is no effective registration statement registering the Warrant Shares or the prospectus contained therein is not available for issuance of the Warrant Shares to the Holder, then this Warrant may be exercised, in whole or in part by means of a “cashless exercise”.

On November 1, 2023, 25,714 of the prefunded warrants (180,000 before the 1-7 reverse stock split) were exercised. In lieu of the warrant holders paying the $0.07 ($0.01 before the 1-7 reverse stock split) to exercise the option of these warrants, the warrant holder chose the cashless exercise option and received 177,313 common shares (25,330 before the 1-7 reverse stock split).

Management has revalued the 50,000 (350,000 equivalent 1-7 pre-reverse split) prefunded warrants based on their intrinsic value on December 12, 2023, using the stock price of $2.93, resulting in a gain of $81,000.

On December 12, 2023, 12,977 prefunded warrants (90,839 before the 1-7 reverse stock split) of the 50,000 (350,000 before the 1-7 reverse stock split) owned by Lind Partners were exercised by paying $0.07 per warrant ($0.01 before the 1-7 reverse stock split).

At year end there are 37,023 prefunded warrants outstanding with a $0.07 exercise price with a fair value of $153,275. The fair value of the pre-funded warrants was assumed to be equal to the stock price given the instrument had a minimal exercise price of $0.07 and a perpetual term to maturity. This resulted in a change in fair value at December 31, 2023 of a loss of $47,389. Change in fair value for the three months ended March, 2024 was $22,584 gain for a closing balance of $130,691.Subsequent to the period end, 27,000 of these prefunded warrants were exercised into common shares of the Company at $0.07 for gross proceeds of $1,890.

Siyata Mobile Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

(Expressed in US dollars)

As at March 31, 2024 and December 31, 2023 and for the three months ended March 31, 2024 and 2023

7.	WARRANT LIABILITY (Cont’d)

January 19, 2023 warrants

On January 19, 2023, the Company entered into warrant exercise agreements with fourteen existing accredited investors to exercise certain outstanding warrants to purchase up to an aggregate of 25,776 (18,042,913 before the 1-100 and 1-7 reverse stock splits) of the Company’s common shares. In consideration for the immediate exercise of the outstanding warrants for cash, the Company agreed to reduce the exercise price from $161.00 ($0.23 before the 1-100 and 1-7 reverse stock splits) to $140.00 per share ($0.20 per share before the 1-100 and 1-7 reverse stock splits) and issue new unregistered warrants to purchase up to an aggregate of 25,776 (18,042,913 before the 1-100 and 1-7 reverse stock splits) common shares with an exercise price of $14 per share ($0.20 per share before the 1-100 and 1-7 reverse stock splits). The gross proceeds to the Company from the exercise totaled approximately $3,608,571, prior to deducting warrant inducement agent fees and offering expenses.

These new 25,776 warrants are exercisable immediately upon issuance at an exercise price of $140 per share ($0.20 per share before the 1-100 and 1-7 reverse stock splits) and have a term of exercise equal to five years. In connection with the exercise, the Company will be required pursuant to the terms of 4,270 (2,989,100 before the 1-100 and 1-7 reverse stock splits) of its remaining unexercised common share purchase warrants, to reduce the exercise price of such warrants from $161.00 ($0.23 before the 1-100 and 1-7 reverse stock splits) to $140 per share ($0.20 per share before the 1-100 and 1-7 reverse stock splits).

On March 30, 2023, the SEC accepted the registration statement of the Company to the effect that all of the 30,045 outstanding $140.00 warrants become immediately a cashless exercise with an exercise price of $NIL and their underlying shares become immediately tradeable. Subsequent to the quarter ended March 31, 2023, 30,045 warrants were exercised cashless in exchange for 30,045 common shares of the Company. All of the warrants that became cashless exercise were transferred to equity at March 30, 2023, as they no longer met the definition of a liability.

The fair value of the warrants issued at January 19, 2023 was $2,875,580 and was determined using the stock price at the date of issue, with a 15% discount for lack of marketability. This method was used as the warrants contained an alternative cashless exercise feature.

The fair value of the warrants on March 30, 2023 was $3,410,100 and was determined using the stock price on the date, as the warrants were cashless exercise at that date.

November 3, 2021 warrants

The warrants allow for the purchase of 3,061 common shares (2,142,857 before the 1-100 and 1-7 reverse stock splits) of the Company at an exercise price of US2,800.00 per common share. The warrants expire 5 years from the issue date of the promissory note. Under the terms of the warrants, the exercise price of the warrant will be adjusted if the Company closes an offering where the common shares of the Company are offered at a price less than the exercise price, resulting in a revision of the exercise price equal to the common share offering. Because the exercise price of the warrants will vary if the Company issues common shares at a price lower than the exercise price of the warrants, the warrants are classified as liabilities (Note 12 for the change in exercise price as of January 13, 2022, to $161 per share ($0.23 per share before the 1-100 and 1-7 reverse stock splits).

At December 31, 2021 the fair value of the 2,704 warrants (1,892,857 before the 1-100 and 1-7 reverse stock splits) was determined to be $2,176,686 as calculated using the Black-Scholes option pricing model with the following assumptions: initial stock price of $2,590 ($3.70 before the 1-100 and 1-7 reverse stock splits), strike rate $2,800 ($4.00 before the 1-100 and 1-7 reverse stock splits)., expected volatility 37%, dividend yield 0%, risk free rate 0.67%.

Siyata Mobile Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

(Expressed in US dollars)

As at March 31, 2024 and December 31, 2023 and for the three months ended March 31, 2024 and 2023

7.	WARRANT LIABILITY (Cont’d)

November 3, 2021 warrants (cont’d)

At December 31, 2022 the fair value of the 2,704 warrants (1,892,857 before the 1-100 and 1-7 reverse stock splits) was $197,733 and was determined using a Black-Scholes option pricing model with the following assumptions: initial stock price $105.00 ($0.15 before the 1-100 and 1-7 reverse stock splits). strike rate $161 ($0.23 before the 1-100 and 1-7 reverse stock splits), dividend yield 0%, term 3.84 years, volatility 110% and risk-free rate 4.08%.

At January 19, 2023 prior to exercise, the fair value of the 2,704 warrants was $NIL and was determined using a Black-Scholes option pricing model with the following assumptions: initial stock price $1,330 ($1.90 before the 1-100 and 1-7 reverse stock splits). strike rate $1,400 ($20.00 before the 1-100 and 1-7 reverse stock splits). dividend yield 0%, term 0.0 years, volatility 130% and risk-free rate 3.62%.

January 11, 2022 warrants

The Company assessed the 12,171 warrants (8,519,999 before the 1-100 and 1-7 reverse stock splits). and 2,114 pre-funded warrants (1,480,000 before the 1-100 and 1-7 reverse stock splits).issued in the January 2022 equity offering (Note 12), did not meet the “fixed for fixed” test and are therefore recorded as liabilities at fair value through profit and loss, and revalued at the end of each period.

The fair value of the warrants as at the issuance date was $10,038,148 and was determined using a residual value method with the common shares. For the 1,863 warrants (1,304,347 before the 1-100 and 1-7 reverse stock splits). issued to the underwriter as over-allotment warrants, the fair value of the warrant liability exceeded the proceeds received on the warrants of $13,043, and a fair value loss of $962,350 was recognized in the statement of profit and loss as a fair value change in the opening warrant liability (Note 12).

At December 31, 2022 the fair value of the warrants was $501,330 and was determined initial stock price $105.00 ($0.15 before the 1-100 and 1-7 reverse stock splits). strike rate $1,610 ($2.30 before the 1-100 and 1-7 reverse stock splits), stock price $0.15, strike rate $2.30, dividend yield 0%, term 4.03 years, volatility 110% and risk-free rate 4.08%.

At December 31, 2023 the fair value of the 14,285 warrants was $3,158 and was determined using a Black-Scholes option pricing model with the following assumptions: initial stock price $4.21 ($2,947 before the 1-100 and 1-7 reverse stock splits), strike rate $1,610 (2.30 before the 1-100 and 1-7 reverse stock splits), dividend yield 0%, term 3.03 years, volatility 135% and risk-free rate 3.97%. This resulted in a gain of $498,172 in the year.

There was no change in the fair value of this instrument for the three months ended March 31, 2024 which is $3,158.

Siyata Mobile Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

(Expressed in US dollars)

As at March 31, 2024 and December 31, 2023 and for the three months ended March 31, 2024 and 2023

7.	WARRANT LIABILITY (Cont’d)

October 12, 2022 warrants

The Company assessed that the 24,857 (17,400,000 warrants before the 1-100 and 1-7 reverse stock splits) and 2,271 pre-funded warrants (1,590,000 before the 1-100 and 1-7 reverse stock splits) issued as part of the October 2022 equity offering (as more fully described in Note 12, did not meet the “fixed for fixed” test and are therefore reported as liabilities at fair value through profit and loss, and revalued at the end of each period.

The fair value of the warrants as at the issuance date was $2,065,886 and was determined using the Black-Scholes Option Pricing Model with the following assumptions: share price: $98.00 ($0.14 before the 1-100 and 1-7 reverse stock splits); exercise price $161 ($0.23 before the 1-100 and 1-7 reverse stock splits); expected volatility: 135%; dividend yield 0%; risk free rate: 4.08%. As the warrants are treated as a liability, the residual value method under IAS 32 was utilized to allocate the total proceeds of the issuance (Note 12).

The fair value of the 24,857 warrants (17,400,000 warrants before the 1-100 and 1-7 reverse stock splits) as at December 31, 2022 was $1,850,758 and was determined using the Black-Scholes Option Pricing Model with the following assumptions: share price: $105.00 ($0.15 before the 1-100 and 1-7 reverse stock splits). strike rate $1,610 ($2.30 before the 1-100 and 1-7 reverse stock splits),; expected volatility: 100%; dividend yield 0%; risk free rate: 3.98%.

On January 19, 2023, the warrant holders entered into the agreement noted above to exercise 23,071 (16,150,000 before the 1-100 and 1-7 reverse stock splits); of the 24,857 (17,400,000 warrants before the 1-100 and 1-7 reverse stock splits) and receive new warrants in exchange. This resulted in the recognition of a change in fair value of $702,898 gain.

The remaining 1,786 warrants (1,250,000 before the 1-100 and 1-7 reverse stock splits) that were outstanding at January 19, 2023 were converted to cashless exercise warrants on March 30, 2023 as described above resulting in a loss of $103,293.

The fair value of the 1,786 unexercised warrants (1,250,000 before the 1-100 and 1-7 reverse stock splits) on January 19, 2023 was $132,957 and was determined using the Black-Scholes Option Pricing Model with the following assumptions: share price: $1,330 ($1.90 before the 1-100 and 1-7 reverse stock splits); exercise price $1,400 ($2.00 before the 1-100 and 1-7 reverse stock splits); term 4.73 years; expected volatility: 115%; dividend yield 0%; risk free rate: 3.49%.

The fair value of the pre-funded warrants was $222,441 and was determined by reference to the share price of: $98.00 ($0.14 before the 1-100 and 1-7 reverse stock splits) on the day of the offering. The pre-funded warrants were subsequently exercised in 2022 for gross proceeds of $15,900, converting into 2,271 common shares, 1,590,00 before the 1-100 and 1-7 reverse stock splits) that were fully issued.

In connection with the October 2022 equity offering, the Company issued 2,484 waiver warrants (1,739,130 before the 1-100 and 1-7 reverse stock splits) exercisable at $16.10 per share ($0.23 before the 1-100 and 1-7 reverse stock splits); which expire, if unexercised, on October 12, 2027, to entice the holder of the convertible promissory note to waive their right to block the equity offering. The waiver warrants did not meet the “fixed for fixed” test and are therefore reported as liabilities at fair value through profit and loss and revalued at the end of each period.

Siyata Mobile Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

(Expressed in US dollars)

As at March 31, 2024 and December 31, 2023 and for the three months ended March 31, 2024 and 2023

7.	WARRANT LIABILITY (Cont’d)

October 12, 2022 warrants (cont’d)

The value of the waiver warrants was included as part of the direct costs related to the issuance of the common shares and warrants therefore did not receive any allocation of gross proceeds. The following is a summary of the fair value of the warrants issued as part of the October 2022 equity offering:

Fair value - Warrants and pre-funded warrants	$2,288,327
Fair value - Waiver warrants	206,485
Total	$2,494,812

The fair value of the waiver warrants as at the issuance date was $206,485 and was determined using the Black-Scholes Option Pricing Model with the following assumptions: share price: $98.00 ($0.14 before the 1-100 and 1-7 reverse stock splits); exercise price $1,610 ($0.23 before the 1-100 and 1-7 reverse stock splits); expected volatility: 135%; dividend yield 0%; risk free rate: 4.08%.

The fair value of the waiver warrants as at December 31, 2022 was $184,983 and was determined using the Black-Scholes Option Pricing Model with the following assumptions: share price$105.00 ($0.15 before the 1-100 and 1-7 reverse stock splits). strike rate $16.10 ($0.23 before the 1-100 and 1-7 reverse stock splits); expected volatility: 100%; dividend yield 0%; risk free rate: 3.10%.

The fair value of the waiver warrants as at March 30, 2023 prior to transfer to equity was $328,696, resulting in a gain of $143,713 and was determined using the stock price of $133, as the warrants were cashless with exercise price of $NIL at that date.

On May 10, 2024, subsequent to the end of the period, the Company issued 3,006,922 prefunded warrants at a price of $1.29 per warrants exerciseable at $0.01 into a common share of the Company. The fair value of these warrants as of the date of issuance are considered as a financial derivative and are treated as a liability on the balance sheet. Since the date of issuance, the pre-funded warrant holders have exercised 35,000 warrants for gross proceeds of $350.

Siyata Mobile Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

(Expressed in US dollars)

As at March 31, 2024 and December 31, 2023 and for the three months ended March 31, 2024 and 2023

8.	SHARE CAPITAL

(a)	Authorized Unlimited number of common shares without par value

As at March 31, 2024, the Company had 570,462 common shares issued and outstanding (December 31, 2023 – 570,462).

As of the date of issuance of these financial statements, total outstanding common shares is 975,462.

On December 4, 2023 the Company consolidated (each a “Share”) its common shares on the basis of 7 pre-consolidation Shares for one (1) post-consolidation share. Share amounts have been retrospectively restated to reflect the post-consolidation number of shares.

On August 3, 2023  the Company consolidated (each a “Share”) its common shares on the basis of 100 pre-consolidation Shares for one (1) post-consolidation share. Share amounts have been retrospectively restated to reflect the post-consolidation number of shares.

On September 24, 2020, the Company consolidated (each a “Share”) its common shares on the basis of 145 pre-consolidation Shares for one (1) post-consolidation share. Share amounts have been retrospectively restated to reflect the post-consolidation number of shares.

(b)	Authorized Unlimited number of Class “C” preferred shares without par value

As at March 31, 2024, the Company had Nil common shares issued and outstanding (December 31, 2023 – NIL).

As of the date of issuance of these financial statements, total outstanding Class “C” preferred shares is 580. See Subsequent events for preferred share issuance.

(c)	Common and preferred share transactions

Transactions for the three months ended March 31, 2024 are as follows:

NIL.

Transactions subsequent to the three months ended March 31, 2024 are as follows:

On April 9, 2024, the Company entered into a Securities Purchase Agreement with an institutional investor, pursuant to which the Company sold, in a private placement, (i) 290 shares of the Company’s Class C Preferred Shares (the “Class C Preferred Shares”), stated value $1,000 per share (the “Stated Value”), at a price of $1,000 per share, convertible into shares (the “Conversion Shares”) of the Company’s common shares, no par value per share and (ii) a warrant (the “Warrant”) to purchase up to 118,000 shares of common shares. As additional consideration for entering into the Purchase Agreement, the Company issued to the Purchaser an additional 28,000 shares of common shares together with the Class C Preferred Shares and the Warrant. The offering resulted in gross proceeds to the company of $250,000. The Warrant is immediately exercisable subject to certain beneficial ownership limitations, has an exercise price of $3.18 per share, and will expire on the fifth anniversary of its issue date. Each share of Class C Preferred Share shall be convertible, at any time and from time to time, at the option of the holder, into that number of shares of Common Share, subject to certain beneficial ownership limitations, determined by dividing the Stated Value of such share of Class C Preferred Share by the Conversion Price.

Siyata Mobile Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

(Expressed in US dollars)

As at March 31, 2024 and December 31, 2023 and for the three months ended March 31, 2024 and 2023

8.	SHARE CAPITAL (Cont’d)

(c)	Common and preferred share transactions subsequent to the three-month period ended March 31, 2024 (cont’d)

On April 17, 2024, the Company entered into a Securities Purchase Agreement with an institutional investor , pursuant to which the Company sold, in a private placement, (i) 290 shares of the Company’s Class C Preferred Shares (the “Class C Preferred Shares”), stated value $1,000 per share (the “Stated Value”), at a price of $1,000 per share, convertible into shares (the “Conversion Shares”) of the Company’s Common Shares. As additional consideration for entering into the Purchase Agreement, the Company issued to the Purchaser an additional 28,000 shares of common shares (the “Commitment Shares,” together with the Class C Preferred Shares, ). The offering resulted in gross proceeds to the company of $250,000. Each share of Class C Preferred Share shall be convertible, at any time and from time to time, at the option of the holder, into that number of shares of Common Share, subject to certain beneficial ownership limitations, determined by dividing the Stated Value of such share of Class C Preferred Share by the Conversion Price.

On May 10, 2024 the Company entered into a Securities Purchase Agreement to issue 70,00 common shares at $1.30 per share plus 3,006,922 prefunded warrants issued at $1.29 per share with an exercise price of $0.01 per share. Total Gross proceeds was $3,969,929 before underwiring and other offering expenses of approximately $250,000. To the date of the release of these financial statements, 252.000 prefunded warrants have been exercised at $0.01 for gross proceeds of $2,520.

As of the date of closing, the common share purchase is allocated to share capital as the residual amount after calculating the fair value of the prefunded warrants. These prefunded warrants are determined to be a financial instrument and are recorded at their fair value, net of any Day One Gain or loss. The transaction costs are allocated between share capital issuance costs and transaction costs based on the pro-rata share of the prefunded warrants and the common shares.

Transactions for the year ended December 31, 2023 are as follows:

On January 19, 2023, Siyata entered into warrant exercise agreements with fourteen existing accredited investors to exercise certain outstanding warrants to purchase up to an aggregate of 25,775 (18,042,857 before the 1-100 and 1-7 reverse splits) of the Company’s common shares. In consideration for the immediate exercise of the outstanding warrants for cash, the Company agreed to reduce the exercise price from $161.00 ($0.23 before the 1-100 and 1-7 reverse splits). to $140.00 ($0.20 before the 1-100 and 1-7 reverse splits). Per share and issue new unregistered warrants to purchase up to an aggregate of 25,775 (18,042,857 before the 1-100 and 1-7 reverse splits).common shares with an exercise price of $140.00 ($0.20 before the 1-100 and 1-7 reverse splits) per share. The gross proceeds to the Company from the exercise totaled approximately $3,608,571, prior to deducting warrant inducement agent fees and offering expenses. The new warrants are exercisable immediately upon issuance at an exercise price of $140.00 ($0.20 before the 1-100 and 1-7 reverse splits) per share and have a term of exercise equal to five years. In connection with the exercise, the Company will be required pursuant to the terms of 4,270 (2,989,130 (before the 1-100 and 1-7 reverse splits) of its remaining unexercised common share purchase warrants, to reduce the exercise price of such warrants from $16.10 ($0.23 before the 1-100 and 1-7 reverse splits). to $140.00 ($0.20 before the 1-100 and 1-7 reverse splits).

Siyata Mobile Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

(Expressed in US dollars)

As at March 31, 2024 and December 31, 2023 and for the three months ended March 31, 2024 and 2023

8.	SHARE CAPITAL (Cont’d) Transactions for the year ended December 31, 2023 (cont’d)

On March 30, 2023, the SEC accepted the registration statement of the Company to the effect that all of the 30,045 (21,031,987 before the 1-100 and 1-7 reverse splits) outstanding $14.00 ($0.20 before the 1-100 and 1-7 reverse splits) warrants become immediately a cashless exercise and their underlying shares become immediately tradeable. Therefore in the first week of April 2023, 24,453 (17,116,987 before the 1-100 and 1-7 reverse splits) warrants were exercised cashless in exchange for 24,453 (17,116,987 before the 1-100 and 1-7 reverse splits) common shares of the Company with 5,593 (3,915,000 before the 1-100 and 1-7 reverse splits) cashless warrants were exercised cashless in June 2023.

On June 28, 2023 the Company issued 71,428 (50,000,000 before the 1-100 and 1-7 reverse splits) at $31.50 ($0.045 before the 1-100 and 1-7 reverse splits) per share for gross proceeds of $2,250,000 before offering expenses and other expenses included in share issuance costs.

On July 13, 2023, the Company issued 73,500 (51,450,000 before the 1-100 and 1-7 reverse splits) shares at $31.50 ($0.045 before the 1-100 and 1-7 reverse splits) per share for gross proceeds of $2,315,250 before offering expenses and other expenses included in share issuance costs.

The Company closed an equity offering on October 31, 2023. at a price of $4.55 ($0.65 before the 1-7 reverse stock split) on 267,143 common shares (1,870,000 before the 1-7 reverse stock split) for gross proceeds of $1,215,500 and for a purchase price of $4.48 per warrant ($0.64 before the 1-7 reverse stock split) on 75,714 pre-funded warrants to purchase common shares (530,000 before the 1-7 reverse stock split) for gross proceeds of $339,200. Total offering gross proceeds received of $1,554,700 prior to share issuance costs. The Company allocated the gross proceeds firstly to the warrant liabilities, with the remainder to the common shares. Direct costs have been allocated based on the percentage allocation of the proceeds.

On November 1, 2023, 25,714 of the prefunded warrants (180,000 before the 1-7 reverse stock split) were exercised. In lieu of the warrant holders paying the $0.07 ($0.01 before the 1-7 reverse stock split) to exercise the option of these warrants, the warrant holder chose the cashless exercise option and received 177,313 common shares (25,330 before the 1-7 reverse stock split).

On December 12, 2023, 12,977 prefunded warrants (90,839 before the 1-7 reverse stock split) of the 50,000 (350,000 before the 1-7 reverse stock split)) owned by Lind Partners were exercised by paying $0.07 per warrant (($0.01 before the 1-7 reverse stock split).

Siyata Mobile Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

(Expressed in US dollars)

As at March 31, 2024 and December 31, 2023 and for the three months ended March 31, 2024 and 2023

8.	SHARE CAPITAL (Cont’d)

(d)	Stock options

The Company has a shareholder-approved “rolling” stock option plan (the “Plan”) in compliance with Nasdaq policies. Under the Plan the maximum number of shares reserved for issuance may not exceed 15% of the total number of issued and outstanding common shares at the time of granting. The exercise price of each stock option shall not be less than the market price of the Company’s stock at the date of grant, less a discount of up to 25%. Options can have a maximum term of ten years and typically terminate 90 days following the termination of the optionee’s employment or engagement, except in the case of retirement or death. Vesting of options is at the discretion of the Board of Directors at the time the options are granted.

A summary of the Company’s stock option activity is as follows:

	Number of	Weighted Average
	Stock Options	Exercise Price
Outstanding options, December 31, 2021	592	$9,716.00
Granted	1,636	805.00
Expired/Cancelled	(76)	(21,630.00)
Outstanding options, December 31, 2022	2,152	$2,520.90
Granted	-	-
Expired/Cancelled	(22)	39,038.00
Outstanding options, December 31, 2023	2,130	$2,161.29

	Number of	Weighted Average
	Stock Options	Exercise Price
Outstanding options, December 31, 2022	2,152	$2,520.90
Granted	-	-
Expired/Cancelled	(22)	39,038.00
Outstanding options, December 31, 2023	2,130	$2,161.29
Granted	-	-
Expired/Cancelled	(22)	40,832.00
Outstanding options, March 31, 2024	2,108	$1,757.70

Siyata Mobile Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

(Expressed in US dollars)

As at March 31, 2024 and December 31, 2023 and for the three months ended March 31, 2024 and 2023

8.	SHARE CAPITAL (Cont’d)

(e)	Stock options (cont’d)

As at March 31, 2024 stock options outstanding are as follows:

Grant Date	Number of options outstanding	Number of options exercisable	Weighted Average Exercise Price	Expiry date	Remaining contractual life (years)
15-Nov-20	136	136	4,200	15-Nov-30	6.63
15-Nov-20	231	231	4,200	15-Nov-25	1.63
2-Jan-21	81	81	8,050	2-Jan-26	1.76
2-Jan-21	7	7	8,050	2-Jan-31	6.76
18-Jan-21	17	17	8,050	18-Jan-26	1.80
1-Jan-22	29	29	2,800	29-Oct-26	2.58
13-Apr-22	1,136	663	770	13-Apr-27	3.04
12-Jul-22	471	236	770	12-Jul-25	1.28
Total	2,108	1,400	$1,757.70		2.67

Transactions for the three month period ended March 31, 2024 are as follows:

●	Three options outstanding with a weighted average exercise price of $39,038 per option expired on January 1, 2024;

●	One option outstanding with a weighted average exercise price of $37,8000 per option expired on January 15, 2024;

●	Eighteen options outstanding with a weighted average exercise price of $41,300 per option expired on January 15, 2024;

There were no transactions for the three month period ended March 31, 2023.

Siyata Mobile Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

(Expressed in US dollars)

As at March 31, 2024 and December 31, 2023 and for the three months ended March 31, 2024 and 2023

8.	SHARE CAPITAL (Cont’d)

(f)	Restricted share units

The Company approved on February 14, 2022, the addition of the issuance of restricted share units to the existing executive stock option plan.

A summary of the Company’s restricted share unit activity during the year ended December 31, 2023 is as follows:

		Weighted Average
	Number of RSU’s	Issue Price
Outstanding RSU, December 31, 2022	4,521	$735.14
Granted	-	-
Exercised/cancelled	(131)	(770.00)
Outstanding RSU, December 31, 2023 and March 31, 2024	4,390	$734.15

There were no transactions for the three months ended March 31, 2024 and three months ended March 31, 2024.

Siyata Mobile Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

(Expressed in US dollars)

As at March 31, 2024 and December 31, 2023 and for the three months ended March 31, 2024 and 2023

8.	SHARE CAPITAL (Cont’d)

(g)	Agents’ options

A summary of the Company’s agent options activity is as follows:

		Weighted average
	Number of options	exercise price
Outstanding agent options, December 31, 2022	1,331	$3,413
Granted	17,143	$5
Outstanding agent options, December 31, 2023 and March 31, 2024	18,474	$250

As at March 31, 2024 agent options outstanding are as follows:

Grant Date	Number of options outstanding	Number of options exercisable	Weighted Average Exercise Price	Expiry date	Remaining contractual life (years)

29-Sep-20	162	162	$4,620.00	28-Sep-25	1.50
29-Sep-20	380	380	$4,795.00	28-Sep-25	1.50
31-Dec-20	92	92	$8,050.00	30-Jun-24	0.25
11-Jan-22	621	621	$1,771.00	11-Jan-27	2.78
1-Apr-22	76	76	$1,610.00	8-Mar-27	2.94
31-Oct-23	17,143	17,143	$5.01	31-Oct-28	4.59
Total	18,474	18,474	250.03		4.41

There were no transactions for the three months ended March 31, 2024 and three months ended March 31, 2024.

Siyata Mobile Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

(Expressed in US dollars)

As at March 31, 2024 and December 31, 2023 and for the three months ended March 31, 2024 and 2023

8.	SHARE CAPITAL (Cont’d)

(h)	Share purchase warrants

A summary of the Company’s share purchase warrant activity is as follows:

	Number of Warrants	Weighted average exercise price
Outstanding, December 31, 2022	48,760	1,513
Granted	101,490	39
Exercised	(94,513)	290
Outstanding, December 31, 2023 and March 31, 2024	55,737	902

At March 31, 2024 the share purchase warrants outstanding are as follows:

Grant Date	Number of Warrants outstanding and exercisable	Exercise Price	Expiry date
29-Sep-20	2,579	4,795.00	28-Sep-25
31-Dec-20	1,849	8,050.00	30-Jun-24
11-Jan-22	14,286	1,610.00	10-Jan-27
31-Oct-23	37,023	0.07	-
Total	55,737	$902.00

Transactions for the three month period ended March 31, 2024 is NIL.

Transaction subsequent to the three month period ended March 31, 2024 and the date of this MD&A are as follows:

●	April 9, 2024, 27,000 prefunded warrants were exercised at $0.07 for gross proceeds of $1,890.

●	May 10, 2024 3,006,722 prefunded warrants were issued that are treated as liabilities.

●	May 10, 2024 35,000 prefunded warrants were exercised at $0.01 for proceeds of $350.00

●	May 13, 2024 187,000 prefunded warrants were exercised for proceeds of $1,870.

Siyata Mobile Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

(Expressed in US dollars)

As at March 31, 2024 and December 31, 2023 and for the three months ended March 31, 2024 and 2023

8.	SHARE CAPITAL (Cont’d)

(h)	Share purchase warrants (cont’d)

As of the date of the MD&A share purchase warrants outstanding are as follows:

Grant Date	Number of Warrants outstanding and exercisable	Exercise Price	Expiry date
29-Sep-20	2,579	4,795.00	28-Sep-25
31-Dec-20	1,849	8,050.00	30-Jun-24
11-Jan-22	14,286	1,610.00	10-Jan-27
31-Oct-23	10,023	0.07
9-Apr-24	118,000	3.18	9-Apr-29
10-May-24	2,784,922	0.01
Total	2,931,659	$17.28

Transactions for the three months ended March 31, 2023 are as follows:

●	25,776 warrants were exercised. The Company issued 25,776 warrants to replace those warrants that were exercised. As an incentive to investors to exercise the 25,776 warrants, the Company issued cashless warrants to those investors that were exercisable as of March 31, 2023. As well, any holders of the $161.00 warrants that had a ratchet provision also became cashless. As a result, 24,453 cashless warrants were exercised subsequent to March 31, 2023.

Siyata Mobile Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

(Expressed in US dollars)

As at March 31, 2024 and December 31, 2023 and for the three months ended March 31, 2024 and 20233

9.	COST OF SALES

(in thousands)	March 31, 2024	March 31, 2023

Inventory expensed	$1,331	$971
Royalties	31	106
Other expenses	132	229
Total	$1,494	$1,306

10.	SELLING AND MARKETING EXPENSES

(in thousands)	March 31, 2024	March 31, 2023

Salaries and related expenses	$850	$705
Advertising and marketing	393	249
Travel and conferences	55	49
Total	$1,298	$1,003

11.	GENERAL AND ADMINISTRATIVE EXPENSES

(in thousands)	March 31, 2024	March 31, 2023
Salaries and related expenses	$147	$151
Professional services	188	565
Consulting and director fees	287	263
Travel	49	14
Office and general	269	326
Regulatory and filing fees	35	27
Shareholder relations	64	46
Total	$1,039	$1,392

Siyata Mobile Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

(Expressed in US dollars)

As at March 31, 2024 and December 31, 2023 and for the three months ended March 31, 2024 and 2023

12.	FINANCIAL INSTRUMENTS

The fair values of the Company’s cash, trade and other receivables, accounts payable and accrued liabilities and long-term debt, approximate carrying value, which is the amount recorded on the consolidated statement of financial position.

Credit risk

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations. The Company places its cash with institutions of high creditworthiness. Management has assessed there to be a low level of credit risk associated with its cash balances.

The Company’s exposure to credit risk is influenced mainly by the individual characteristics of each customer. However, management also considers the demographics of the Company’s customer base, including the default risk of the industry and country in which customers operate, as these factors may have an influence on credit risk. Approximately 25% of the Company’s revenue for the three months ended March 31, 2023 (March 31, 2023 -34%) is attributable to sales transactions with a single customer.

The Company has established a credit policy under which each new customer is analyzed individually for creditworthiness before the Company’s standard payment and delivery terms and conditions are offered. The Company’s review includes external ratings, when available, and in some cases bank references. Purchase limits are established for each customer, which represents the maximum open amount without requiring approval from the Risk Management Committee; these limits are reviewed quarterly. In prior years, certain key customers were offered extended payment terms on their purchases due to slow down from Covid-19 and budget approvals for government tenders.

As a result, the Company had customers with overdue receivables on their books which resulted in the Company taking a bad debt provision on these overdue receivables which amounted to $1,108,539 at March 31, 2024 (March 31, 2023 - $1,062,052).

Siyata Mobile Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

(Expressed in US dollars)

As at March 31, 2024 and December 31, 2023 and for the three months ended March 31, 2024 and 2023

12.	FINANCIAL INSTRUMENTS (Cont’d)

More than 50% (2023 – 50%) of the Company’s customers have been active with the Company for over four years. The allowance for doubtful accounts of $1,108,539 (2023 - $1,062,052) has been recognized in the year incurred. In monitoring customer credit risk, customers are grouped according to their credit characteristics, including whether they are an individual or legal entity, whether they are a wholesale, retail or end-user customer, geographic location, industry, aging profile, maturity, and the existence of previous financial difficulties. Trade and other receivables relate mainly to the Company’s wholesale customers. Customers that are graded as “high risk” are placed on a restricted customer list and monitored by the Company.

The carrying amount of financial assets represents the maximum credit exposure, notwithstanding the carrying amount of security or any other credit enhancements.

Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. The Company’s approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company’s reputation.

The Company examines current forecasts of its liquidity requirements so as to make certain that there is sufficient cash for its operating needs, and it is careful at all times to have enough unused credit facilities so that the Company does not exceed its credit limits and is in compliance with its financial covenants (if any). These forecasts take into consideration matters such as the Company’s plan to use debt for financing its activity, compliance with required financial covenants, compliance with certain liquidity ratios, and compliance with external requirements such as laws or regulation.

The Company uses activity-based costing to cost its products and services, which assists it in monitoring cash flow requirements and optimizing its cash return on investments. Typically, the Company ensures that it has sufficient cash on demand to meet expected operational expenses for a period of 90 days, including the servicing of financial obligations; this excludes the potential impact of extreme circumstances that cannot reasonably be predicted, such as natural disasters.

With the exception of employee benefits, the Company’s accounts payable and accrued liabilities have contractual terms of 90 days. The employment benefits included in accrued liabilities have variable maturities within the coming year.

Siyata Mobile Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

(Expressed in US dollars)

As at March 31, 2024 and December 31, 2023 and for the three months ended March 31, 2024 and 2023

12.	FINANCIAL INSTRUMENTS (Cont’d)

Market risk

a)	Currency Risk

Currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates.

b)	Interest Rate Risk

Interest rate risk is the risk that the fair value of future cash flows will fluctuate as a result of changes in interest rates. The Company’s sensitivity to interest rates is inherently involved in the calculation of the fair value of the warranty liability which are revalued based on changes parameters which include the prevailing interest rate.

c)	Price Risk

The Company is exposed to price risk with respect to equity prices. Equity price risk is defined as the potential adverse impact on the Company’s earnings due to movements in individual equity prices or general movements in the level of the stock market. The Company closely monitors individual equity movements, and the stock market to determine the appropriate course of action to be taken by the Company.

13.	RELATED PARTY TRANSACTIONS

Key Personnel Compensation

Key management personnel includes those persons having authority and responsibility for planning, directing, and controlling the activities of the Company as a whole. The Company has determined that key management personnel consists of executive and non-executive members of the Company’s Board of Directors and corporate officers. The remuneration of directors and key management personnel for the three months ended March 31, 2024 and 2023 are as follows:

	2024	2023
Payments to key management personnel:
Salaries, consulting and directors’ fees	$343,172	$285,413
Share-based payments	89,560	243,323
Total	$432,732	$528,736

Siyata Mobile Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

(Expressed in US dollars)

As at March 31, 2024 and December 31, 2023 and for the three months ended March 31, 2024 and 2023

13.	RELATED PARTY TRANSACTIONS (Cont’d)

Salaries, consulting and directors’ fees shown above are classified within profit and loss as shown below:

		(in thousands)
Type of Service	Nature of Relationship	2024	2023
Selling and marketing expenses	VP Technology/VP Sales International	$114	$46
General and administrative expense	Companies controlled by the CEO, CFO and Directors	$229	$239

14.	SEGMENTED INFORMATION

The Company is domiciled in Canada, and it operates and produces its income primarily in Israel, Europe and North America. The Company operates as a single segment being the sale of cellular-based communications products.

The Company’s entity-wide disclosures include disaggregated information about product sales, geographical areas, and major customers.

Geographical area information is shown below:

External revenues by Geography for the three months ended March 31
(in thousands)	2024	2023

USA	$1,079	$1,073
Canada	147	219
EMEA	1,132	511
Australia	-	-
Total	$2,358	$1,803

Siyata Mobile Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

(Expressed in US dollars)

As at March 31, 2024 and December 31, 2023 and for the three months ended March 31, 2024 and 2023

14.	SEGMENTED INFORMATION (Cont’d)

Non-current asset geographic area information is shown below:

(in thousands)	March 31, 2024	December 31, 2023

Long-term receivable total	$145	$146
Canada	-	-
EMEA	145	146

Right of use asset total	$552	$812
Canada	48	118
EMEA	504	694

Equipment total	$166	$200
Canada	-	-
EMEA	166	200

Intangibles total	$7,732	$7,481
Canada	-	-
EMEA	7,732	7,481

Product information is shown below:

Revenue by product line for the three months ended March 31
(in thousands)	2024	2023
Cellular boosters and related accessories	$223	$438
Rugged devices and related accessories	2,135	1,365
Total	$2,358	$1,803

Siyata Mobile Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

(Expressed in US dollars)

As at March 31, 2024 and December 31, 2023 and for the three months ended March 31, 2024 and 2023

15.	SUPPLEMENTAL INFORMATION WITH RESPECT TO CASH FLOWS

	Three months ended March 31
	2024	2023
Change in non-cash working capital:
Trade and other receivables	$(338,784)	$463,505
Prepaids	(139,693)	(491,942)
Inventory	899,797	528,510
Advances to suppliers	234,895	(519,709)
Accounts payable and accrued liabilities	466,997	(967,476)
Deferred revenue	-	(149,600)
	$1,123,212	$(1,136,712)

During the three months ended March 31, 2024, the Company paid $nil (March 31, 2023 - $Nil) in interest and $Nil (March 31, 2023 - $nil) in income taxes.

16.	SUBSEQUENT EVENTS

On April 4, 2024, the Company announced it has added a new channel partner, 3AM Innovations, a software provider for first responders.

On April 5, 2024, the Company announced it will host a call on April 9, 2024 to share its fourth quarter and full year 2023 financial results.

On April 8, 2024, the Company announced its fourth quarter and full year 2023 financial results.

On April 9, 2024, the Company entered into a Securities Purchase Agreement (the “April Purchase Agreement”) with an institutional investor (the “Purchaser”), pursuant to which the Company sold, in a private placement, (i) 290 shares of the Company’s Class C Preferred Shares (the “Class C Preferred Shares”), stated value $1,000 per share (the “Stated Value”), at a price of $1,000 per share, convertible into shares (the “Conversion Shares”) of the Company’s common shares, no par value per share and (ii) a warrant (the “Warrant”) to purchase up to 118,000 shares of common shares. As additional consideration for entering into the April Purchase Agreement, the Company issued to the Purchaser an additional 28,000 shares of common shares to be delivered to the Purchaser at the closing (the “Commitment Shares,” together with the Class C Preferred Shares and the Warrant, the “Securities”). The offering resulted in gross proceeds to the company of $250,000. The Warrant is immediately exercisable subject to certain beneficial ownership limitations, has an exercise price of $3.18 per share, and will expire on the fifth anniversary of its issue date.

Each share of Class C Preferred Share shall be convertible, at any time and from time to time, at the option of the holder, into that number of shares of Common Share, subject to certain beneficial ownership limitations, determined by dividing the Stated Value of such share of Class C Preferred Share by the Conversion Price. The “Conversion Price” for the Class C Preferred Shares shall be the lower of (i) $3.18, or (ii) 85% of the lesser of (a) the average of the closing price for the Common Share during the ten (10) trading day period immediately prior to the closing of the April Purchase Agreement, and (b) the average closing price for the Common Share on the ten (10) trading days immediately prior to the conversion price, subject to adjustment as provided in the Notice Of Second Alteration Of Articles of the Company (the “Notice of Alteration”). Following the occurrence of a Triggering Event (as defined in the Notice of Alteration), the conversion price shall be the lowest of (i) One Dollar ($1.00), (ii) the then applicable conversion price; or (iii) twenty-five percent (25%) of the lowest traded price for the Common Shares during the fifteen (15) Trading Days preceding the relevant conversion.

On April 17, 2024, the Company entered into a Securities Purchase Agreement (the “April 17 Purchase Agreement”) with an institutional investor (the “Purchaser”), pursuant to which the Company sold, in a private placement, (i) 290 shares of the Company’s Class C Preferred Shares (the “Class C Preferred Shares”), stated value $1,000 per share (the “Stated Value”), at a price of $1,000 per share, convertible into shares (the “Conversion Shares”) of the Company’s Common Shares. As additional consideration for entering into the April 17 Purchase Agreement, the Company issued to the Purchaser an additional 28,000 shares of common shares to be delivered to the Purchaser at the closing (the “Commitment Shares,” together with the Class C Preferred Shares, the “Securities”). The offering resulted in gross proceeds to the company of $250,000.

Siyata Mobile Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

(Expressed in US dollars)

As at March 31, 2024 and December 31, 2023 and for the three months ended March 31, 2024 and 2023

16.	SUBSEQUENT EVENTS (Cont’d)

Each share of Class C Preferred Share shall be convertible, at any time and from time to time, at the option of the holder, into that number of shares of Common Share, subject to certain beneficial ownership limitations, determined by dividing the Stated Value of such share of Class C Preferred Share by the Conversion Price. The “Conversion Price” for the Class C Preferred Shares shall be the lower of (i) $3.18, or (ii) 85% of the lesser of (a) the average of the closing price for the Common Share during the ten (10) trading day period immediately prior to the closing of the April Purchase Agreement, and (b) the average closing price for the Common Share on the ten (10) trading days immediately prior to the conversion price, subject to adjustment as provided in the Notice Of Second Alteration Of Articles of the Company (the “Notice of Alteration”). Following the occurrence of a Triggering Event (as defined in the Notice of Alteration), the conversion price shall be the lowest of (i) One Dollar ($1.00), (ii) the then applicable conversion price; or (iii) twenty-five percent (25%) of the lowest traded price for the Common Shares during the fifteen (15) Trading Days preceding the relevant conversion.

On April 30, 2024, the Company entered into a securities purchase agreement (the “January Purchase Agreement”) with an institutional investor (“Investor”), pursuant to which the Company issued to the Investor an unsecured promissory note in the principal amount of $150,150 (the “Note”), with a stated maturity date of February 28, 2025. The gross proceeds to the Company from the exercise totaled approximately $130,000, prior to deducting Investor’s legal and diligence expenses and agent fees/expenses. The Note’s interest and outstanding principal shall be paid in ten payments, each in the amount of $ $16,816.80 (a total payback to Investor of $168,169.00). The first payment shall be due May 30, 2024, with nine subsequent payments due each month thereafter. In the event the Company fails to pay any amount when due under the Note, the interest rate will increase to 22%. Upon the occurrence and during the continuation of any event of default under the Note (“Event of Default”), the Note will become immediately due and payable and the Company is required to pay to the Investor an amount equal to 150% times the sum of (a) the then outstanding principal amount of the Note, plus (b) any accrued and unpaid interest on the unpaid principal amount of this Note, plus (c) default interest, if any, plus (d) any other amounts owed to the Investor pursuant to the Note. Following any Event of Default, the Investor may convert any amount due under the Note into shares of the Company’s common shares (the “Conversion Shares”) at a conversion price equal to 75% multiplied by the lowest trading price for the Company’s common shares during the ten trading days prior to the conversion date (representing a discount rate of 25% to market); provided, however, that Investor may not convert any portion of the Note that would cause it, together with its affiliates, to beneficially own in excess of 4.99% of the Company’s common shares. The conversion price and number of shares of the Company’s common shares issuable upon conversion of the Note (if at all) will be subject to adjustment from time to time in the event of any combinations, recapitalization, reclassifications, or similar event.

Creation of New Class of Preferred Share. Concurrently with the April 9, 2024 offering, on the same date, the Company filed the Notice of Alteration with the State of British Columbia designating 290 shares out of the authorized but unissued shares of its preferred shares as Class C Preferred Shares with a stated value of $1,000 per share. The summary of the principal terms of the Class C Preferred Shares is detailed in the ‘Description of Securities’,

On May 7, 2024, Siyata Mobile Inc., (the “Company” or “we”), entered into Securities Purchase Agreements (the “Purchase Agreements”) with certain institutional investors named therein (the “Purchasers”), pursuant to which the Company agreed to issue and sell, in a best efforts offering (the “Offering”): (i) 70,000 of the Company’s common shares, no par value per share (the “Common Shares”) at a purchase price of $1.30 per Common Share, and (ii) 3,006,922 pre-funded warrants (“Pre-Funded Warrants”) to purchase Common Shares, at a purchase price of $1.29 per Pre-Funded Warrant, exercisable at an exercise price of $0.01 per share. The Purchase Agreement contains customary representations and warranties and agreements of the Company and the Purchasers and customary indemnification rights and obligations of the parties. The Offering closed on May 10, 2024.

Siyata Mobile Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

(Expressed in US dollars)

As at March 31, 2024 and December 31, 2023 and for the three months ended March 31, 2024 and 2023

16.	SUBSEQUENT EVENTS (Cont’d)

The Company offered Pre-Funded Warrants to those Purchasers whose purchase of Common Shares in the Offering would have resulted in the Purchaser, together with its affiliates and certain related parties, beneficially owning more than 4.99% (or at the election of the Purchaser, 9.99%) of our Common Shares immediately following the consummation of the Offering in lieu of the Common Shares that would otherwise result in ownership in excess of 4.99% (or at the election of the purchaser, 9.99%) of the outstanding Common Shares of the Company. The Pre-Funded Warrants may be exercised commencing on the issuance date and do not expire. The Pre-Funded Warrants are exercisable for cash; provided, however that they may be exercised on a cashless exercise basis if, at the time of exercise, there is no effective registration statement registering, or no current prospectus available for, the issuance or resale of the Common Shares issuable upon exercise of the Pre-Funded Warrants. The exercise of the Pre-Funded Warrants will be subject to a beneficial ownership limitation, which will prohibit the exercise thereof, if upon such exercise the holder of the Warrants, its affiliates and any other persons or entities acting as a group together with the holder or any of the holder’s affiliates would hold 4.99% (or, upon election of a Purchaser prior to the issuance of any shares, 9.99%) of the number of Common Shares outstanding immediately after giving effect to the issuance of Common Shares issuable upon exercise of the Pre-Funded Warrant held by the applicable holder, provided that the holder may increase or decrease the beneficial ownership limitation (up to a maximum of 9.99%) upon 60 days advance notice to the Company, which 60 day period cannot be waived.

The Common Shares, the Pre-Funded Warrants and the Common Shares issuable upon exercise of the Pre-Funded Warrants were offered pursuant to a registration statement on Form F-1 (File No. 333-278697) (the “Original Registration Statement”), as filed with the Securities and Exchange Commission (the “Commission”) on April 15, 2024, as amended, and was declared effective on May 7, 2024, and the Company’s Registration Statement on Form F-1MEF (File No. 333-279198) (the “MEF Registration Statement” and together with the Original Registration Statement, the “Registration Statement”).

Spartan Capital Securities, LLC acted as the sole placement agent (“Placement Agent”) in the Offering pursuant to a Placement Agency Agreement dated May 7, 2024 by and between the Company and the Placement Agent. The Placement Agency Agreement contains customary conditions to closing, representations and warranties of the Company, and termination rights of the parties, as well as certain indemnification obligations of the Company and ongoing covenants for the Company.

The Offering will result in gross proceeds to the Company of approximately $3.9 million, before deducing placement agent fees and commissions and other offering expenses, and excluding proceeds to the Company, if any, that may result from the future exercise of the Pre-Funded Warrants issued in the Offering. As compensation to the Placement Agent, as the exclusive placement agent in connection with the Offering, the Company has agreed to pay to the Placement Agent a cash fee of 2.0% of the aggregate gross proceeds raised in the Offering and reimbursement of up to $85,000 for reasonable and documented fees and expenses of legal counsel and other actual out-of-pocket expenses.

On May 8, 2024, the Company issued a press release announcing the pricing of the Offering Subsequently, on May 10, 2024, the Company issued a press release announcing the closing of the Offering.

On May 8, 2024, the Company announced pricing of its $4.0 million public offering of common shares and pre-funded warrants.

On May 9, 2024, the Company announced it will showcase its PTT solutions at Critical Communications World 2024 on May 14-16 at the Dubai.World Trade Center

On May 10, 2024, the Company announced the closing of its approximately $4.0 million public offering of 70,000 common shares and 3,006,922 pre-funded warrants. As of the date of these unaudited condensed interim consolidated financial statements, 252,000 of these prefunded warrants have been exercised.

On May 13, 2024, the Company announced its SD7 has been added to AT&T FirstNet’s ‘Free Feature Phone for Life’ Promotion.

On May 14, 2024, the Company announced new orders totaling over $2.2 million, and its SD7 Handset has achieved ‘Stocked Status’ from a third major U.S. wireless carrier.

As of the date of these unaudited condensed interim consolidated financial statements, 252,000 of these prefunded warrants have been exercised.